

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103

FAX +81-3-4416-6798

February 3, 2006

The United States Securities and Exchange Commission

Office of International Corporate Finance

Room 3099

Mail Stop 3-7

450 Fifth Street, Northwest

Washington, DC 20549

U.S.A.


06010707

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 3, 2006 (Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (ending March 31, 2006) by the nine months total (Consolidated))

Very truly yours,

Mamoru Shinagawa

Manager

Investor Relations Group

Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

February 3, 2006
Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (ending March 31, 2006) by the nine months total (Consolidated)

1. Notes on Preparation of Quarterly Financial Information
   (i) Adoption of simplified procedure in accounting methods : Yes
   (Details) Simplified procedure is used in part, such as an omission of physical inventory, etc.
   (ii) Change in accounting procedure as from the current consolidated fiscal year. : No
   (iii) Change in scope of consolidation and association : Yes
   (Details) Consolidation (new) 1 (excluded) 4 Association (new) 0 (excluded) 1
   Number of consolidated subsidiaries 74
   Number of associated unconsolidated subsidiaries 3
   Number of associated group companies 27

2. Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (April 1, 2005 - December 31, 2005)

(1) Progress of Business Performance (Consolidated)

	Sales		Operating profit		Recurring profit		Net income for the current quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Third Quarter of Fiscal Year 2006	1,131,242	—	227,553	—	209,587	—	173,685	—
Third Quarter of Fiscal Year 2005	—	—	—	—	—	—	—	—
(Reference) Fiscal Year 2005	1,236,920		182,878		173,245		110,864	

	Net income per share for the current quarter	Net income per share after dilution for the current quarter
	Yen & Sen	Yen & Sen
Third Quarter of Fiscal Year 2006	36.16	—
Third Quarter of Fiscal Year 2005	—	—
(Reference) Fiscal Year 2005	23.05	—

(Note) As the information on quarterly business performance for the corresponding nine months of the previous fiscal year was not disclosed, figures for and percentage change from the corresponding term are not stated here.

[Qualitative Information etc. on Progress of Business Performance]

Regarding the business environment for the steel industry during the current third quarter (April 1, 2005-December 31, 2005), demand for middle and high-end steel remains steady and, for general-use steel, measures are being taken to improve the demand-supply gaps. Sales for the current third quarter reached 1,131.2 billion yen, resulting in operating profit of 227.5 billion yen, recurring profit of 209.5 billion yen and quarterly net income of 173.6 billion yen.

(2) Change in Financial Situation (Consolidated)

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	(million yen)	(million yen)	%	Yen & Sen
Third Quarter of Fiscal Year 2006	2,134,675	664,200	31.1	138.31
Third Quarter of Fiscal Year 2005	—	—	—	—
(Reference) Fiscal Year 2005	1,923,142	483,237	25.1	100.61

(Note) As the information on quarterly financial situation for the corresponding quarter of the previous fiscal year was not disclosed, figures for the corresponding quarter are not stated here.

[Qualitative Information etc. on Change in Financial Situation (Consolidated)]

Compared to the end of the fiscal year 2005 (April 1, 2004 - March 31, 2005), total assets as at the end of the current third quarter showed an increase of 211.5 billion yen to 2,134.6 billion yen. Shareholders' equity increased by 180.9 billion yen for a quarter-end total of 664.2 billion yen, and equity ratio moved up to 31.1%, an increase of 6%. Consolidated interest-bearing debt was reduced by 125 billion yen to 760.8 billion yen.

[Reference]

The target of consolidated business results for the fiscal year 2006 (April 1, 2005 - March 31, 2006) will be announced at the beginning of March and thus it has not been reviewed yet.

1. Consolidated Statement of Income for the Third Quarter (Summary)

(Unit: Million Yen)

Item	The Third Quarter (April 1, 2005 - December 31, 2005)	<Reference> Previous FY (FY2005)
(Recurring profit and loss)		
Operating income and expenses:		
Revenues:		
Sales	1,131,242	1,236,920
Cost and expenses:		
Cost of sales	△801,476	△924,258
Selling, general and administrative expenses	△102,212	△129,783
Operating profit	227,553	182,878
Non-operating income and expenses:		
Non-operating income:	18,735	26,340
Non-operating expenses:	△36,701	△35,973
Recurring profit	209,587	173,245
(Non-recurring profit and loss)		
Non-recurring profit:	47,871	31,417
Non-recurring loss:	△15,742	△35,085
Net income before taxes and minority interests	241,717	169,577
Income taxes, etc.	△66,148	△56,881
Minority interests	△1,883	△1,831
Net income	173,685	110,864

2. Consolidate Balance Sheet for the Third Quarter (Summary)

(Unit: Million Yen)

Item	The Third Quarter (At the end of December 2005)	<Reference> Previous FY (At the end of March 2005)	Change
(Assets)			
Current assets	716,268	604,604	111,663
Cash and deposits	23,327	42,547	△19,220
Trade notes and accounts receivable	232,903	190,087	42,815
Inventories	376,634	305,930	70,704
Other	83,403	66,038	17,364
Fixed assets:	1,418,361	1,318,489	99,871
Property, plant and equipment	1,003,861	1,006,958	△3,096
Intangibles	5,825	6,563	△737
Investments and other assets	408,673	304,967	103,706
Deferred assets:	45	48	△2
Total assets	2,134,675	1,923,142	211,533
(Liabilities)			
Current liabilities:	937,412	867,868	69,544
Trade notes and accounts payable	360,952	295,384	65,567
Short-term loans	341,346	420,482	△79,136
Current portion of bonds	31,400	34,000	△2,600
Other	203,713	118,000	85,712
Long-term liabilities	492,806	537,963	△45,156
Bonds	96,600	116,950	△20,350
Long-term loans	291,495	314,486	△22,990
Other	104,711	106,527	△1,816
Total liabilities	1,430,219	1,405,831	24,387
(Minority interests)			
Minority interests	40,256	34,073	6,182
(Shareholders' equity)			
Capital	262,072	262,072	–
Capital surplus	61,897	61,897	–
Retained earnings	252,864	115,851	137,012
Land revaluation surplus	16,174	16,298	△124
Unrealized gain on available-for-sale securities	71,769	31,165	40,604
Foreign currency translation adjustments	△119	△3,798	3,678
Treasury stock, at cost	△457	△ 248	△208
Total shareholders' equity	664,200	483,237	180,962
Total liabilities, minority interests and shareholders' equity	2,134,675	1,923,142	211,533

3. Summary of Segment Information

(Segment Information by Business Type)

Current Third Quarter (April 1, 2005 - December 31, 2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,026,872	23,953	47,274	33,141	1,131,242	—	1,131,242
(2) Inter-segment sales	2,775	—	—	12,430	15,206	(15,206)	—
Total Sales	1,029,648	23,953	47,274	45,571	1,146,448	(15,206)	1,131,242
Operating expenses	804,433	26,572	45,073	42,367	918,447	(14,759)	903,688
Operating profit	225,215	△2,619	2,200	3,204	228,000	△446	227,553

(Reference) Previous Fiscal Year (FY2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,085,767	57,189	49,083	44,881	1,236,920	—	1,236,920
(2) Inter-segment sales	5,356	3	—	16,378	21,738	(21,738)	—
Total Sales	1,091,123	57,193	49,083	61,259	1,258,659	(21,738)	1,236,920
Operating expenses	907,374	62,068	47,845	57,720	1,075,009	(20,967)	1,054,042
Operating profit	183,749	△4,875	1,237	3,538	183,650	△771	182,878

(Note)

1. Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines*, thermal plant and pipeline engineering*, etc.
Engineering	Steel bridge, steel structure for civil engineering, general buildings, systems construction, steel structure for architectural use, environment engineering, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	

2. Change in Business Category

The energy engineering business (pipelines*, thermal plant and pipeline engineering*) that belonged to the Engineering Business category was shifted to the Steel Business category on October 1, 2005. As a result, sales, operating expenses and operating profits of the energy engineering business, which used to be included in the results of the Engineering Business until the first half of the current fiscal year, are included in the Steel Business from the current third quarter.

(Reference)

February 3, 2006

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

FY2006 ending March 31, 2006			Third Quarter of FY2006
First Quarter	Second Quarter	First Half	
29 million tons	28 million tons	57 million tons	28 million tons

2. Sumitomo Metals' crude steel production volume (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

FY2006 ending March 31, 2006			Third Quarter of FY2006
First Quarter	Second Quarter	First Half	
3.31 million tons	3.39 million tons	6.7 million tons	3.3 million tons

3. Exchange rate

FY2006 ending March 31,2006			Third Quarter of FY2006
First Quarter	Second Quarter	First Half	
108 yen/$	111 yen/$	109 yen/$	117 yen/$

4. Interest-bearing debt (Consolidated)

(Unit: Billion Yen)

The end of March 2005	The end of September 2005	The end of December 2005
885.9	796.1	760.8